NEWS RELEASE

Pan American Silver Announces Normal Course Issuer Bid
Vancouver, B.C. - March 4, 2024 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) (“Pan American” or the “Company”) today announced that the Toronto Stock Exchange (the “TSX”) has accepted the Company’s notice of its intention to make a normal course issuer bid (the “Bid”) to purchase up to 18,232,990 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares as at February 29, 2024. Purchases pursuant to the Bid will be made on the open market through the facilities of the TSX and the New York Stock Exchange (“NYSE”) and alternative trading systems in Canada and the United States. The period of the Bid will begin on March 6, 2024 and will continue until March 5, 2025 or an earlier date should the Company complete its purchases.
Pan American will pay the market price at the time of acquisition of any common shares in accordance with the rules and policies of the TSX and NYSE and applicable securities laws. All common shares acquired by the Company under the Bid will be cancelled and purchases will be funded out of Pan American’s working capital. Although the Company has a present intention to acquire its common shares pursuant to the Bid, it is not obligated to make any purchases, and the actual number of common shares to be purchased, and the timing of any purchases, will be at the Company’s discretion.
As at February 29, 2024, the number of Pan American’s issued and outstanding common shares totaled 364,659,809. In accordance with the rules of the TSX, the maximum daily purchases on the TSX under this Bid will be 151,485 common shares, which is 25% of the average daily trading volume for the Company’s common shares on the TSX for the six months ended February 29, 2024, which was 605,942 common shares. In accordance with applicable U.S. securities laws, the maximum daily purchases on the NYSE under this Bid will be 25% of the average daily trading volume for the Company’s common shares in the four calendar weeks preceding the date of purchase, subject to certain exceptions for block purchases.
Pan American is undertaking the Bid because, in the opinion of its Board of Directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects. The Company believes that in such circumstances, the outstanding common shares represent an accretive investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk-adjusted return on capital through the Bid.
Pan American has established an automatic securities purchase plan (“ASPP”) with its broker, National Bank Financial Inc., to allow for the repurchase of common shares under the Bid at any time, including when it ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. The ASPP has been pre-cleared by the TSX and will be effective contemporaneously with the Bid. All purchases made under the ASPP will be included in computing the number of shares purchased and cancelled by the Company under the Bid.
A copy of the Company’s Notice of Intention to Make a Normal Course Issuer Bid filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

PAN AMERICAN SILVER CORP.	1

NEWS RELEASE

About Pan American Silver
Pan American Silver is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, statements with respect to the terms which the Bid will be operated, including the timing, number and price of common shares that may be purchased under the Bid, and any anticipated benefits or results of the Bid.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are those factors identified under the heading “Risk Factors” in Yamana Gold Inc.’s and Pan American’s filings with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	2